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                               [ATS Letterhead]

June 21, 2001



VIA EDGAR TRANSMISSION
AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Michael K. Ferraro

                Re:     Advanced Thermal Sciences Corporation
                        Registration Statement on Form S-1 (File No. 333-44384)

Dear Mr. Ferraro:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Advanced Thermal Sciences Corporation ("ATS") hereby (i) applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (Securities and Exchange Commission (the "Commission") File No. 333-44384), together with all exhibits and amendments thereto (collectively, the "Registration Statement"), and (ii) requests the return of all materials previously filed with the Commission pursuant to Confidential Treatment Requests. The Registration Statement was originally filed on August 23, 2000, and was amended on September 29, 2000, October 10, 2000, October 18, 2000 and December 12, 2000.

     Based upon changed circumstances in the securities markets, ATS has determined at this time not to pursue the initial public offering contemplated by the Registration Statement. None of ATS' securities have been sold under the Registration Statement.

     ATS hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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     Please forward copies of the order consenting to the withdrawal of the
Registration Statement to the undersigned at Advanced Thermal Sciences Corporation, 3355 East La Palma Avenue, Anaheim, CA 92806 and to Bryn Jedlic at Shearman & Sterling, 555 California Street, San Francisco, CA 94104.

     If you have any questions regarding this application, please contact Bryn Jedlic of Shearman & Sterling at (415) 616-1188.


                                        Very truly yours,
                                        ADVANCED THERMAL SCIENCES
                                        CORPORATION

                                        /s/ Bruce Thayer
                                        -------------------------------------
                                        Bruce Thayer
                                        President and Chief Operating Officer


BJ/jm
cc:     Rohan S. Weerasinghe, Esq.
        Victor A. Hebert, Esq.